

UNITED STATES
~~CURITIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02053735

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53051

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
OCT 30 2002
161

REPORT FOR THE PERIOD BEGINNING __09/01/01__ AND ENDING __08/31/02__
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK BROKERAGE SERVICES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7680 MARKET STREET
(No. and Street)

BOARDMAN   OH   44512
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  PHILLIP L. WILSON   (330) 758-8613
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP
                (Name – if individual, state last, first, middle name)

7900 XERXES AVENUE SOUTH, SUITE 2400   BLOOMINGTON   MN   55431
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 9 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, PHILLIP L. WILSON   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
  HBK BROKERAGE SERVICES LLC   , as
of AUGUST 31   , 20 02   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                    Signature

                    PRESIDENT
                      Title

Cathy L. Hofmeister / my commission
        Notary Public _expires 12/03/06_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HBK BROKERAGE SERVICES LLC

(A Limited Liability Company)

Boardman, Ohio

FINANCIAL STATEMENTS

Including Independent Auditors' Report

August 31, 2002 and 2001

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

TABLE OF CONTENTS



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Board of Governors
HBK Brokerage Services LLC
Boardman, Ohio

We have audited the accompanying statements of financial condition of HBK Brokerage Services LLC (A Limited Liability Company) as of August 31, 2002 and 2001, and the related statements of income, member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBK Brokerage Services LLC as of August 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information provided, as identified in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
October 23, 2002

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION
August 31, 2002 and 2001

ASSETS

	2002	2001
CASH AND CASH EQUIVALENTS	$ 63,283	$ 16,513
COMMISSIONS RECEIVABLE - AFFILIATE	35,973	13,013
DUE FROM MEMBER	62,732	-
OTHER ASSET	350	350
TOTAL ASSETS	$ 162,338	$ 29,876

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
MEMBER'S EQUITY	$ 162,338	29,876
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 162,338	$ 29,876

See accompanying notes to financial statements.

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

STATEMENTS OF INCOME
Year Ended August 31, 2002 and 2001

	2002	2001
REVENUES	$ 616,568	$ 28,350
ADMINISTRATIVE EXPENSES	4,106	3,474
NET INCOME	$ 612,462	$ 24,876

See accompanying notes to financial statements.

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

STATEMENTS OF MEMBER'S EQUITY
Year Ended August 31, 2002 and 2001

BALANCE, August 31, 2000	$ 10,000
2001 net income	24,876
Member equity contribution	5,000
Distributions	(10,000)
BALANCE, August 31, 2001	29,876
2002 net income	612,462
Distributions	(480,000)
BALANCE, August 31, 2002	$ 162,338

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS
Year Ended August 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 612,462	$ 24,876
Changes in operating assets and liabilities		
Commissions receivable - affiliate	(22,960)	(13,013)
Due from member	(62,732)	-
Other asset	-	(350)
Net Cash Flows from Operating Activities	526,770	11,513
CASH FLOWS FROM FINANCING ACTIVITIES		
Member equity contribution	-	5,000
Distributions to member	(480,000)	(10,000)
Net Cash Flows from Financing Activities	(480,000)	(5,000)
Net Change in Cash and Cash Equivalents	46,770	6,513
CASH AND CASH EQUIVALENTS - Beginning of Year	16,513	10,000
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 63,283	$ 16,513

See accompanying notes to financial statements.

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 2002 and 2001

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

The Company, an Ohio limited liability company, was organized on June 5, 2000 for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by HBK Financial Services LLC. The Company operates as a limited broker/dealer under the $5,000 minimum net capital requirement of SEC Rule 15c3-1(a)(2)(vi). The Company is approved to offer mutual fund and variable annuity products on an application-way basis in the State of Ohio.

Effective March 14, 2001, the Company became licensed with the SEC as a registered broker/dealer and commenced operations thereafter.

Cash and Cash Equivalents

The Company maintains its cash in high quality financial instiituions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Revenue Recognition

Commission income and expenses are recorded on a trade-date basis.

Commissions Receivable

The receivable is unsecured and no allowance for doubtful accounts is considered necessary.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (eight to one for new broker/dealers). Net capital and the related net capital ratio fluctuate on a daily basis. As of August 31, 2002, the net capital ratio was 0 to 1.0 and net capital was $63,283 which exceeds the minimum requirement by $58,283.

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
August 31, 2002 and 2001

NOTE 3 - Income Taxes

The Company is treated as a flow through entity for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of its member and the applicable income taxes, if any, are paid from the funds of the member.

NOTE 4 - Related Parties

The Company's member provides at no cost to the Company various shared expenses such as rent, payroll, office equipment and supplies, insurance and other administrative expenses.

The Company's revenues during the years ended August 31, 2002 and 2001 were derived from affiliated broker/dealer fees and related expense reimbursements. The Company member's parent owns a partial interest in the affiliated broker/dealer.

HBK BROKERAGE SERVICES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of August 31, 2002

COMPUTATION ON NET CAPITAL

Total member's equity		$ 162,338
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - affiliate	$ (35,973)	
Due from member	$ (62,732)	
Other asset	(350)	(99,055)
Net capital before haircuts on securities owned		63,283
Haircuts on corporate securities		-
Net capital		$ 63,283

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 58,283
Excess net capital at 1,000 percent	$ 63,283
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II	
Focus report, Form X-17a-5 (unaudited) as of August 31, 2002	$ 63,283
Net audit adjustments	-
Net capital per above	$ 63,283

A special account for the exclusive benefit of customers has been maintained. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on the provisions of Section K2i of the Rule.



VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors
HBK Brokerage Services LLC
Boardman, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of HBK Brokerage Services LLC (A Limited Liability Company) for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
October 23, 2002